SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 23 February 2016

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1 Final Results

Exhibit No: 99.1

InterContinental Hotels Group PLC
Preliminary Results for the year to 31 December 2015
Strong results driven by disciplined execution of our winning strategy

Financial summary1	Reported			Underlying2
	2015	2014	% Change	2015	2014	% Change
Revenue	$1,803m	$1,858m	(3)%	$1,522m	$1,409m	8%
Fee Revenue3	$1,349m	$1,255m	7%	$1,352m	$1,255m	8%
Operating profit	$680m	$651m	4%	$650m	$583m	11%
Adjusted EPS	174.9¢	158.3¢	10%	167.3¢	140.7¢	19%
Basic EPS4	520.0¢	158.3¢	228%
Total dividend per share	85.0¢	77.0¢	10%
Net debt	$529m	$1,533m	(65)%

1All figures before exceptional items unless otherwise noted.  2Excluding owned asset disposals, managed leases, significant liquidated damages and Kimpton; at constant FY14 exchange rates (CER).  Underlying adjusted EPS based on underlying EBIT, effective tax rate, and reported interest at actual exchange rates.  3Group revenue excluding owned & leased hotels, managed leases and significant liquidated damages; underlying excludes Kimpton.  4After exceptional items.

Richard Solomons, Chief Executive of InterContinental Hotels Group PLC, said:
“Our strong momentum in 2015 was driven by a clear strategy and disciplined execution. We delivered our highest room openings since 2009, our best signings since 2008, 11% underlying profit growth and 19% underlying EPS growth.

Our high quality, fee based, business continues to generate significant operating cash flows following the completion of our major asset disposal programme.  Reflecting this and our on-going focus on delivering shareholder value, we today announce a $1.5bn special dividend, which will take total funds returned since 2003 to $12bn.

We have strengthened our brand portfolio, adding Kimpton Hotels & Restaurants into the IHG family and accelerating signings across our mainstream and extended stay brands. Through effective online distribution management we grew our direct digital revenue more than any other channel, and building on our track record of innovation we are on course to begin the roll out of a next generation cloud based Guest Reservation System in 2017.

Looking into the medium term, despite economic and political uncertainty in some markets, the prospects for the hotel industry remain good and the strength of our business model gives us the confidence to propose a 10% increase in total dividend for the year.”

Financial Highlights

•  Strong revenue growth driven by both RevPAR and rooms
         - Global comparable RevPAR up 4.4% (Q4: 2.4%), led by rate up 3.1%, with RevPAR growth across all regions.
         - Net room growth of 4.8% (3.2% ex. Kimpton acquisition), with 44k room openings up 8% year-on-year.
         - $24.0bn total gross revenue from hotels in IHG’s system (up 5% year-on-year; 11% CER).

•  High quality business model with a focus on disciplined execution and capital allocation
        - > 95% profit now from the fee business; ~85% of fee revenue from hotel revenues.
        - Group fee margin of 46.3%, up 1.6%pts (1.3%pts CER); scale benefits and tight overhead control creates capacity to invest for further growth, whilst driving consistent fee margin progression.
        - Focused investment in our brands and asset recycling led to net capital expenditure of $226m (gross: $264m).
        - $1.5bn will be returned to shareholders via a special dividend with share consolidation, to be paid in Q2 2016.
        - Proposed 10% increase in total dividend to 85.0¢, reflects confidence in the future prospects of the business.
        - Return on capital employed of 57% up from 9% in 2004.

Strategic Progress
•  Strengthening our preferred brands
        - Record year for opening and signings for Kimpton Hotels & Restaurants, and in January 2016, we signed the first for the brand outside the Americas, in Amsterdam; other management agreements being negotiated in all regions.
        - Expanded our boutique footprint, opening Hotel Indigo Lower East Side New York, IHG’s 5,000th hotel, as well as adding our first property for the brand in AMEA, Hotel Indigo Bangkok Wireless Road.
        - Crowne Plaza RevPAR up 6.1% with new brand hallmarks driving higher guest satisfaction.
        - Innovative guest room and public area enhancements for the Holiday Inn Brand Family, which drove guest satisfaction levels to an all-time high and the most pipeline signings for seven years.
        - Momentum continued across our new brands, opening the first three HUALUXE Hotels and Resorts in China; a flagship property for EVEN Hotels in New York and signing a further six hotels for the brand into the pipeline.

•  Growing through targeted hotel distribution
         - Signed 78k rooms into the pipeline, up 13% year-on-year, led by the Americas.
         - Highest global room signings for seven years, demonstrating owners’ confidence in IHG and its brands.
         - 214k pipeline rooms of which ~ 45% are under construction and ~90% are in our ten priority markets.
         - 15% share of the active industry pipeline, more than three times current supply share.

•  Driving revenue delivery through technology and loyalty
        - Digital revenue of $4.2bn, up more than $0.4bn year-on-year, ahead of any other channel.
        - 40% of digital traffic from mobile devices, delivering gross revenue of $1.2bn, up from under $50m five years ago.
        - Enhanced IHG Rewards Club with the launch of Spire Elite, a new top tier of membership, and enhanced personalised member marketing campaigns, driving registrations up 35% year-on-year.
        - Industry’s first cloud-based Guest Reservation System on track to begin roll-out in 2017.

Americas – Double digit profit growth driven by rate led RevPAR increases and room growth
Comparable RevPAR increased 4.6% (Q4: up 2.9%), driven by 3.8% rate growth. US RevPAR was up 4.7%, led by Crowne Plaza up 6.6% and Hotel Indigo up 7.5%. Fourth quarter US RevPAR growth of 2.9% was impacted by our concentration in oil producing markets, where RevPAR was down 9.8%; the remainder of the estate grew 4.8%.

On an underlying1 basis revenue was up 9% and operating profit up 10%, driven by franchise royalty growth of 5% and an $8m (28%) increase in fees associated with the initial franchising and relicensing of hotels. Managed profit was impacted by costs relating to our 20% interest in InterContinental New York Barclay during its refurbishment (2015: $4m, 2014: $5m). Underlying1 owned profits increased 26%, driven by 7.1% RevPAR uplift at InterContinental Boston and 6.3% RevPAR growth at Holiday Inn Aruba. Reported revenue and profits both increased 10% (revenue 11% at CER, profit 12% at CER), benefiting from Kimpton operating profit of $18m which included previously disclosed liquidated damage receipts of $3m.

Opened 23k rooms (183 hotels), including four Holiday Inn Club Vacations properties (1k rooms), growing this portfolio by 30%. 15k rooms (104 hotels) were removed as we continue to focus on high quality brand representation.  We signed 38k rooms (325 hotels), including 78 hotels (8k rooms) for our extended stay brands.

2016:
The significant refurbishment and repositioning of InterContinental New York Barclay is planned to complete at the end of the first half. We expect to incur costs of $6m in the period before the hotel re-opens, which will result in improvements to the long-term profitability of the hotel. From the third quarter the hotel will start to contribute fees, which will increase to approximately $7m per annum once trading is fully ramped up.

To drive further growth across our brand portfolio we will invest an additional $7m, primarily into franchise development resources. Non-exceptional Kimpton integration costs are expected to be in line with 2015, at approximately $2m.

Europe – Robust trading in major markets and acceleration in signings pace
Comparable RevPAR increased by 5.4% (Q4: up 3.6%), driven by rate up 3.9%. UK RevPAR increased by 5.1%, led by rate growth in both London and the provinces. In Germany, our second major market, RevPAR growth was 4.4%, and across the rest of Europe our RevPAR grew in the mid-single digits, despite challenging trading conditions in Paris.

On an underlying1 basis revenue was up 8% and operating profit up 23%, with the transition of 61 UK managed hotels to franchise contracts driving a 14% increase in underlying1 franchise fees and cost efficiencies reducing regional overheads. Reported revenue declined 29% (17% at CER) and reported operating profit was down 12% (up 3% at CER), negatively impacted by foreign exchange translation and the sale of InterContinental Paris – Le Grand on 20 May 2015, which was retained on a long term management agreement.

Opened 5k rooms (36 hotels) including the landmark InterContinental London – The O2, and InterContinental Bordeaux – Le Grand, a conversion which marks our fifth open property for the brand in France.  We signed 9k rooms (48 hotels), including 14 properties in Germany, a record number in that country for the second year running, realised through our multi-development agreements.

AMEA – Solid growth led by RevPAR in Japan and new openings in priority markets
Comparable RevPAR increased 4.5% (Q4: up 0.2%), driven by growth in both rate and occupancy.  Trading across the region was mixed, with Japan continuing to outperform through rate led RevPAR growth of 14.6%, benefiting from international demand.  Australia increased 4.5%, while South East Asia grew 5.7%, led by recovery in Thailand after political disruption. However, the Middle East was impacted by declining oil prices, ending the year up 0.2%.

On an underlying1 basis, revenue was up 6% and operating profit increased 9%, driven by robust trading in the managed business, and net room growth of 7% across the region. Reported revenues declined 0.4% (up 10% at CER) and profit increased 2% (11% at CER), adversely impacted by foreign exchange translation.

We opened 7k rooms (22 hotels) and signed 12k rooms (35 hotels), our fastest pace in seven years.  This included strong growth in Indonesia, one of our priority markets, increasing our presence by more than 30% with the opening of five hotels (1k rooms), and signing a further four properties (1k rooms).

2016:
Of the 7k rooms opened in 2015, 3k are located in Makkah, Saudi Arabia.  Due to the highly seasonal nature of demand in this market, the stabilised annual contribution from these rooms is expected to be approximately $1m from 2016.

1Excluding owned asset disposals, managed leases, significant liquidated damages and Kimpton; at constant FY14 exchange rates (CER).

Greater China – Market out-performance and rooms growth drive strong fee revenue increase
Comparable RevPAR increased by 0.3%, with growth of 2.9% in mainland China offset by significant declines in Hong Kong and Macau; fourth quarter RevPAR declined by 0.9% with mainland China up 0.5%. IHG’s operational excellence in the region resulted in significant industry out-performance, with full year growth particularly strong in mainland tier 1 cities, up 6.0%, and the rest of the mainland showed marginal increases. Our strategy of using our mainstream brands to penetrate less developed cities impacted total RevPAR, which was down 2.3% for the region.

Underlying1 revenue was up 8% driven by the addition of 20k rooms into the managed estate over the last two years. Underlying1 profit declined by 11%, adversely impacted by $5m of on-going investment into building long term people capability, as well as the year-on-year impact from $5m of previously disclosed one-off upsides in 2014.  Reported revenue and operating profit declined by 14% (14% at CER) and 21% (20% at CER), respectively, both affected by the sale of InterContinental Hong Kong on 30 September 2015.

Opened 9k rooms (32 hotels) and signed 20k rooms (66 hotels), significantly ahead of the nearest international competitor on both metrics. The openings included the rebranded 495-room Crowne Plaza Sanya City Centre, whilst signings pace was up 24% year-on-year, driven by 13k Holiday Inn rooms entering the pipeline.

Highly cash generative business with disciplined approach to capital allocation
•  Significant free cash flow from operations
         - Free cash flow of $466m, up 45% year on year (2014: $321m).

•  Completion of transition to asset light with $1.3bn proceeds from major asset disposals
         - Completed the sale of InterContinental Paris – Le Grand for gross proceeds of €330m.
         - Sold InterContinental Hong Kong for proceeds of $928m after final working capital adjustments and cash tax, marking the successful conclusion of our major owned asset disposal programme.

•  Investing for growth
        - Acquisition of Kimpton Hotels & Restaurants completed in January 2015 for $430m before working capital. Future tax relief associated with the tax amortisation of the purchase consideration expected to be approximately $160m.
        - $264m gross capital expenditure in 2015 comprised: $115m maintenance capex and key money; $78m recyclable investments; and $71m system funded capital investments.  $17m proceeds received from asset recycling and $21m system fund depreciation received via working capital, resulting in $226m of net capital expenditure.
        - Gross capex guidance remains unchanged at up to $350m per annum into the medium term, including approximately $100m of system funded investment in 2016, primarily for development of our new Guest Reservation System.

•  Shareholder returns
        - Proposed 11% increase in the final dividend to 57.5¢, taking the total dividend for the year up 10% to 85.0¢, reflecting our confidence in the future prospects of the business.
        - $1.5bn, equating to 632.9¢ per share, will be returned via a special dividend with share consolidation.

•    Efficient balance sheet provides flexibility
        - Financial position remains robust, with an on-going commitment to an investment grade credit rating.
        - Entered into a new $1.3bn syndicated loan facility during the first half and in August issued a £300m, 10-year bond at a 3.750% coupon rate, the lowest funding rate IHG has achieved in the Sterling bond market.
        - Year-end net debt of $529m (including $224m finance lease on InterContinental Boston), down $1,004m on 2014 due to the proceeds from asset disposals, partially offset by the purchase of Kimpton.

Foreign exchange – volatile currency markets impact reported profit
The strong US dollar in 2015 reduced reported profit by $25m and adversely impacted RevPAR growth by 4.6%pts when translated at actual rates.  Europe and AMEA were the two regions most affected, with foreign exchange reducing RevPAR growth by 13.6%pts and 8.0%pts respectively.

Currency markets continue to be volatile and we expect foreign exchange to have an impact on 2016 reported profit. If the average exchange rate during January 2016 had existed throughout 2015, 2015 reported operating profit would have reduced by a further $4m.

A full breakdown of constant currency vs. actual currency RevPAR by region is set out in appendix 2.

Interest, tax, and exceptional items
Interest: Net financial expenses increased by $7m to $87m due to the bridging loan used to acquire Kimpton, which was subsequently re-financed by a £300m sterling bond in August.
Tax: Effective rate for 2015 was 30% (2014: 31%). 2016 tax rate expected to be low 30s.
Exceptional operating items: Net exceptional operating gain of $819m for the full year was driven predominantly by a gain on the disposal of hotels.

1Excluding owned asset disposals, managed leases, significant liquidated damages and Kimpton; at constant FY14 exchange rates (CER).

Appendix 1: RevPAR Movement Summary
	Full Year 2015			Q4 2015
	RevPAR	Rate	Occ.	RevPAR	Rate	Occ.
Group	4.4%	3.1%	0.8pts	2.4%	2.2%	0.1pts
Americas	4.6%	3.8%	0.5pts	2.9%	2.8%	0.0pts
Europe	5.4%	3.9%	1.0pts	3.6%	3.9%	(0.2)pts
AMEA	4.5%	2.1%	1.6pts	0.2%	0.8%	(0.4)pts
G. China	0.3%	(3.0)%	2.1pts	(0.9)%	(3.1)%	1.5pts

Appendix 2: RevPAR movement summary at constant exchange rates (CER) vs. actual exchange rates (AER)
	Full Year 2015			Q4 2015
	CER	AER	Difference	CER	AER	Difference
Group	4.4%	(0.2)%	(4.6)pts	2.4%	(1.7)%	(4.1)pts
Americas	4.6%	2.8%	(1.8)pts	2.9%	1.0%	(1.9)pts
Europe	5.4%	(8.2)%	(13.6)pts	3.6%	(5.9)%	(9.5)pts
AMEA	4.5%	(3.5)%	(8.0)pts	0.2%	(6.8)%	(7.0)pts
G. China	0.3%	(1.2)%	(1.5)pts	(0.9)%	(3.9)%	(3.0)pts

Appendix 3: Full Year System & Pipeline Summary (rooms)
	System					Pipeline
	Openings	Removals	Net	Total	YoY%	Signings	Total
Group	55,752	(21,679)	34,073	744,368	4.8%	81,041	213,916
Kimpton acquisition	11,325	-	11,325	11,325	-	2,603	2,603
Underlying Group	44,427	(21,679)	22,748	733,043	3.2%	78,438	211,313
Americas	22,942	(14,709)	8,233	468,250	1.8%	37,655	93,781
Europe	5,493	(2,990)	2,503	106,711	2.4%	8,826	20,532
AMEA	6,612	(1,915)	4,697	72,573	6.9%	12,441	38,216
G. China	9,380	(2,065)	7,315	85,509	9.4%	19,516	58,784

Appendix 4: Full Year financial headlines
Operating Profit $m	Total		Americas		Europe		AMEA		G. China		Central
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Franchised	669	639	575	544	77	78	12	12	5	5	-	-
Managed	241	228	64	47	28	30	90	88	59	63	-	-
Owned & leased	57	77	24	18	1	14	3	3	29	42	-	-
Regional overheads	(136)	(138)	(66)	(65)	(28)	(33)	(19)	(19)	(23)	(21)	-	-
Profit pre central overheads	831	806	597	544	78	89	86	84	70	89	-	-
Central overheads	(151)	(155)	-	-	-	-	-	-	-	-	(151)	(155)
Group Operating profit	680	651	597	544	78	89	86	84	70	89	(151)	(155)

Appendix 5: Constant exchange rate (CER) and underlying operating profit movement before exceptional items
	Total***		Americas		Europe		AMEA		G. China
Reported	Actual*	CER**	Actual*	CER**	Actual*	CER**	Actual*	CER**	Actual*	CER**
Growth/ (decline)	4%	8%	10%	12%	(12)%	3%	2%	11%	(21)%	(20)%

Underlying**** Growth/ (decline)	Total***		Americas		Europe		AMEA		G. China
	11%		10%		23%		9%		(11)%
Exchange rates:	GBP:USD	EUR:USD	* US dollar actual currency
2015	0.65	0.90	** Translated at constant 2014 exchange rates
2014	0.61	0.75	*** After central overheads
			**** At CER and excluding: Kimpton, owned asset disposals, results from managed lease hotels and significant liquidated damages (see below for definitions)
Appendix 6: Definitions
CER: constant exchange rates with 2014 exchange rates applied to 2015.
Comparable RevPAR: Revenue per available room for hotels that have traded for all of 2014 and 2015, reported at CER.
Fee revenue: Group revenue excluding owned & leased hotels, managed leases and significant liquidated damages.
Fee margin: adjusted for owned and leased hotels, managed leases, significant liquidated damages and Kimpton.
Managed lease hotels: properties structured for legal reasons as operating leases but with the same characteristics as management contracts
Americas: Revenue 2015 $38m; 2014 $38m; EBIT 2015 $nil, 2014 $nil. Europe:  Revenue 2015 $75m; 2014 $90m; EBIT 2015 $1m, 2014 $2m. AMEA: Revenue 2015 $46m; 2014 $41m; EBIT 2015 $5m, 2014 $4m.
Owned asset disposals: InterContinental Hong Kong was sold on 30 September 2015 (2015: $98m revenue and $29m EBIT, 2014: $139m revenue and $42m EBIT) InterContinental Paris – Le Grand was sold on 20 May 2015 (2015: $30m revenue and $1m EBIT, 2014: $111m revenue and $14m EBIT); InterContinental Mark Hopkins San Francisco was sold on 27 March 2014 (2015: $nil revenue and $nil EBIT, 2014: $9m revenue and $nil EBIT) and 80% of IHG’s interest in the InterContinental New York Barclay was disposed of on 31 March 2014 retaining the remaining 20% in a joint venture (2015: $nil revenue and $nil EBIT, 2014: $14m revenue and $(1)m EBIT).
Significant liquidated damages: $3m in 2015 ($3m Americas managed in Q2), and $7m in 2014 ($4m Americas franchised in Q1, $3m Americas franchised in Q2).
Total gross revenue: total rooms revenue from franchised hotels and total hotel revenue from managed, owned and leased hotels. Other than owned and leased hotels, it is not revenue attributable to IHG, as it is derived mainly from hotels owned by third parties.
Total RevPAR: Revenue per available room including hotels that have opened or exited in either 2014 or 2015, reported at CER.

Appendix 7: Investor information for proposed 2015 final dividend
Ex-dividend date:	31 March 2016	Record date:	1 April 2016	Payment date:	13 May 2016
Dividend payment:
ADRs: 57.5 cents per ADR;    Ordinary shares: 40.3 pence per share.
Note: As from the interim dividend 2016, the ordinary dividend per ordinary share will be translated into Pence Sterling at a date closer to the payment date; this date and the basis for calculation will be announced at H1 results.

Appendix 8: Investor information for proposed special dividend
Ex-dividend date:	9 May 2016	Record date:	6 May 2016	Payment date:	23 May 2016
Dividend payment:
ADRs: 632.9 cents per ADR.  The corresponding amount in Pence Sterling per ordinary share will be announced on 12 May 2016, calculated based on the average of the market exchange rates for the three dealing days commencing 9 May 2016.

For further information, please contact:
Investor Relations (Catherine Dolton; Adam Smith; Matt Woollard):	+44 (0)1895 512 176	+44 (0)7808 098 724
Media Relations (Yasmin Diamond; Zoë Bird):	+44 (0)1895 512 008	+44 (0)7736 746 167

Presentation for Analysts and Shareholders:
A presentation with Richard Solomons, Chief Executive Officer and Paul Edgecliffe-Johnson, Chief Financial Officer will commence at 9:30am London time on 23 February at Goldman Sachs, Rivercourt, 120 Fleet Street, London, EC4A 2BE.  There will be an opportunity to ask questions.  The presentation will conclude at approximately 10:30am.

There will be a live audio webcast of the results presentation on the web address www.ihgplc.com/prelimswebcast.   The archived webcast of the presentation is expected to be on this website later on the day of the results and will remain on it for the foreseeable future.  There will also be a live dial-in facility:

UK toll: UK toll free: US toll: Passcode:	+44 (0)20 3003 2666 0808 109 0700 +1 212 999 6659 IHG Investor
A replay of the conference call will also be available following the event – details are below.
Replay: Pin:	+44 (0)20 8196 1998 3891343#

US conference call and Q&A:
There will also be a conference call, primarily for US investors and analysts, at 9:00am New York Time on 23 February with Richard Solomons, Chief Executive Officer and Paul Edgecliffe-Johnson, Chief Financial Officer. There will be an opportunity to ask questions.

UK toll: US toll: US toll free: Passcode:	+44 (0)20 3003 2666 +1 212 999 6659 +1 866 966 5335 IHG Investor
A replay of the conference call will also be available following the event – details are below.
Replay: Pin:	+44 (0)20 8196 1998 5409921#
Website: The full release and supplementary data will be available on our website from 7:00am (London time) on 23 February. The web address is www.ihgplc.com/prelims16.

Notes to Editors:
IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, Hotel Indigo®, EVEN™ Hotels, Holiday Inn® Hotels & Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites®.

IHG franchises, leases, manages or owns more than 5,000 hotels and 744,000 guest rooms in nearly 100 countries, with more than 1,300 hotels in its development pipeline. IHG also manages IHG® Rewards Club, the world’s first and largest hotel loyalty programme with more than 92 million members worldwide.

InterContinental Hotels Group PLC is the Group’s holding company and is incorporated in Great Britain and registered in England and Wales. More than 350,000 people work across IHG’s hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihg.com/media and follow us on social media at: www.twitter.com/ihg, www.facebook.com/ihg and www.youtube.com/ihgplc.

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under United States law (Section 21E of the Securities Exchange Act of 1934) and otherwise.  These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts.  Forward-looking statements often use words such as ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’ or other words of similar meaning.  These statements are based on assumptions and assessments made by InterContinental Hotels Group PLC’s management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.  By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty.  There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements.  The main factors that could affect the business and the financial results are described in the ‘Risk Factors’ section in the current InterContinental Hotels Group PLC’s Annual report and Form 20-F filed with the United States Securities and Exchange Commission.

This Business Review provides a commentary on the performance of InterContinental Hotels Group PLC (the Group or IHG) for the financial year ended 31 December 2015.

GROUP PERFORMANCE
	12 months ended 31 December
Group results	2015	2014	%
	$m	$m	change
Revenue
Americas	955	871	9.6
Europe	265	374	(29.1)
AMEA	241	242	(0.4)
Greater China	207	242	(14.5)
Central	135	129	4.7
	____	____	___
	1,803	1,858	(3.0)
	____	____	___
Operating profit
Americas	597	544	9.7
Europe	78	89	(12.4)
AMEA	86	84	2.4
Greater China	70	89	(21.3)
Central	(151)	(155)	2.6
	____	____	___
Operating profit before exceptional items	680	651	4.5
Exceptional operating items	819	29	-
	___	___	___
	1,499	680	120.4
Net financial expenses	(87)	(80)	(8.8)
	___	___	___
Profit before tax	1,412	600	135.3
	___	___	___
Earnings per ordinary share
Basic	520.0¢	158.3¢	228.5
Adjusted	174.9¢	158.3¢	10.5

Average US dollar to sterling exchange rate	$1 : £0.65	$1 : £0.61	6.6

During the year ended 31 December 2015, revenue decreased by $55m (3.0%) to $1,803m primarily as a result of the disposal of owned hotels in line with the Group’s asset-light strategy. Operating profit before exceptional items increased by $29m (4.5%) to $680m.

On 16 January 2015, the Group completed the acquisition of Kimpton Holding Group LLC (Kimpton) for cash consideration of $430m before working capital adjustments and cash acquired, resulting in the addition of 62 hotels (11,325 rooms) into the IHG System.

On 20 May 2015, the Group completed the sale of InterContinental Paris – Le Grand for gross proceeds of €330m and, on 30 September 2015, the Group completed the sale of InterContinental Hong Kong for proceeds of $928m after final working capital adjustments and cash tax.

On an underlying1 basis, revenue and operating profit increased by $113m (8.0%) and $67m (11.5%) respectively. The underlying results exclude the impact of owned hotel disposals in 2015 and the prior-year, the results of managed lease hotels, Kimpton, and significant liquidated damages receipts (2015: $3m; 2014: $7m).

At constant currency, net central overheads increased by $5m (3.2%) to $160m compared to 2014 (but at actual currency decreased by $4m (2.6%) to $151m).

Profit before tax increased by $812m to $1,412m, primarily due to the gain on sale of InterContinental Paris – Le Grand and InterContinental Hong Kong. Basic earnings per ordinary share increased by 228.5% to 520.0¢, whilst adjusted earnings per ordinary share increased by 10.5% to 174.9¢.

1 Underlying excludes the impact of owned-asset disposals, significant liquidated damages, Kimpton, and the results from managed lease hotels, translated at constant currency by applying prior- year exchange rates.

	12 months ended 31 December
	2015	2014	%
Global total gross revenue	$bn	$bn	change

InterContinental	4.5	4.7	(4.3)
Kimpton	1.1	-	-
Crowne Plaza	4.2	4.2	-
Hotel Indigo	0.3	0.3	-
Holiday Inn	6.2	6.4	(3.1)
Holiday Inn Express	6.1	5.7	7.0
Staybridge Suites	0.8	0.7	14.3
Candlewood Suites	0.7	0.6	16.7
Other brands	0.1	0.2	(50.0)
	____	____	____
Total	24.0	22.8	5.3
	____	____	____
	Hotels		Rooms
Global hotel and room count at 31 December	2015	Change over 2014	2015	Change over 2014

Analysed by brand
InterContinental	184	4	62,040	805
Kimpton	61	61	10,976	10,976
HUALUXE	3	3	798	798
Crowne Plaza	406	-	113,284	(278)
Hotel Indigo	65	4	7,664	933
EVEN Hotels	3	1	446	150
Holiday Inn1	1,226	14	228,100	2,941
Holiday Inn Express	2,425	60	236,406	7,296
Staybridge Suites	220	15	23,964	1,555
Candlewood Suites	341	19	32,328	1,620
Other	98	11	28,362	7,277
	____	____	______	_____
Total	5,032	192	744,368	34,073
	____	____	______	_____
Analysed by ownership type
Franchised	4,219	123	530,748	15,764
Managed	806	71	211,403	19,282
Owned and leased	7	(2)	2,217	(973)
	____	____	______	_____
Total	5,032	192	744,368	34,073
	____	____	______	_____

1 Includes 47 Holiday Inn Resort properties (11,518 rooms) and 16 Holiday Inn Club Vacations properties (5,231 rooms) (2014: 42 Holiday Inn Resort properties (9,904 rooms) and 12 Holiday Inn Club Vacations properties (4,027 rooms)).

	Hotels		Rooms
Global pipeline at 31 December	2015	Change over 2014	2015	Change over 2014

Analysed by brand
InterContinental	52	2	15,676	12
Kimpton	18	18	3,366	3,366
HUALUXE	21	(3)	6,632	(919)
Crowne Plaza	84	(8)	23,181	(2,155)
Hotel Indigo	63	-	9,208	112
EVEN Hotels	8	5	1,262	678
Holiday Inn1	256	(13)	52,204	(509)
Holiday Inn Express	602	80	75,605	12,651
Staybridge Suites	114	15	12,641	1,733
Candlewood Suites	98	9	8,720	1,003
Other	14	4	5,421	4,172
	____	____	______	_____
Total	1,330	109	213,916	20,144
	____	____	______	_____
Analysed by ownership type
Franchised	905	62	102,169	7,439
Managed	424	47	111,545	12,707
Owned and Leased	1	-	202	(2)
	____	____	______	_____
Total	1,330	109	213,916	20,144
	____	____	______	_____

1 Includes 14 Holiday Inn Resort properties (3,548 rooms) (2014: 18 Holiday Inn Resort properties (4,412 rooms)).

THE AMERICAS
	12 months ended 31 December
	2015	2014	%
Americas results	$m	$m	change

Revenue
Franchised	661	630	4.9
Managed	166	103	61.2
Owned and leased	128	138	(7.2)
	____	____	____
Total	955	871	9.6
	____	____	____
Operating profit before exceptional items
Franchised	575	544	5.7
Managed	64	47	36.2
Owned and leased	24	18	33.3
	____	____	____
	663	609	8.9
Regional overheads	(66)	(65)	(1.5)
	____	____	____
Total	597	544	9.7
	____	____	____

Americas Comparable RevPAR movement on previous year	12 months ended 31 December 2015
Franchised
Crowne Plaza	6.7%
Holiday Inn	4.6%
Holiday Inn Express	4.1%
All brands	4.6%
Managed
InterContinental	2.4%
Kimpton	4.1%
Crowne Plaza	9.6%
Holiday Inn	5.7%
Staybridge Suites	4.2%
Candlewood Suites	6.7%
All brands	4.7%
Owned and leased
All brands	6.7%

Americas results
Franchised revenue increased by $31m (4.9%) to $661m, including the impact of the $7m liquidated damages receipts in 2014 (7.9% excluding these liquidated damages and on a constant currency basis). Royalties1 growth of 5.1% was driven by comparable RevPAR growth of 4.6%, including 4.6% for Holiday Inn and 4.1% for Holiday Inn Express, together with 1.2% rooms growth. Operating profit increased by $31m (5.7%) to $575m, including an $8m increase in fees associated with the initial franchising and relicensing of hotels. Excluding the benefit of significant liquidated damages (2015: $nil; 2014: $7m) and on a constant currency basis, operating profit increased by $47m (8.8%) to $584m.

Managed revenue increased by $63m (61.2%) to $166m, and operating profit increased by $17m (36.2%) to $64m. Revenue and operating profit included $38m (2014: $38m) and $nil (2014: $nil) respectively from one managed lease property. Kimpton contributed $59m to managed estate revenue and $18m to operating profit, including $3m of significant liquidated damages. Managed operating profit was impacted by costs relating to our 20% interest in InterContinental New York Barclay during its refurbishment (2015: $4m; 2014: $5m). Excluding results from both Kimpton and managed lease hotels and on a constant currency basis, revenue increased by $9m (13.8%) and operating profit increased by $2m (4.3%).

Owned and leased revenue decreased by $10m (7.2%) to $128m, and operating profit increased by $6m (33.3%) to $24m, following the disposal of two owned hotels (InterContinental Mark Hopkins San Francisco and an 80% interest in InterContinental New York Barclay) during 2014. Excluding these two hotels and on a constant currency basis, owned and leased revenue and operating profit increased by $13m and $5m, respectively, reflecting improved trading at InterContinental Boston and at Holiday Inn Aruba.

1 Royalties are fees, based on rooms revenue, that a franchisee pays to the brand owner for use of the brand name.

	Hotels		Rooms
Americas hotel and room count at 31 December	2015	Change over 2014	2015	Change over 2014

Analysed by brand
InterContinental	50	-	17,109	212
Kimpton	61	61	10,976	10,976
Crowne Plaza	172	(9)	46,316	(2,050)
Hotel Indigo	40	1	5,071	520
EVEN Hotels	3	1	446	150
Holiday Inn1	772	2	135,995	(285)
Holiday Inn Express	2,106	46	186,972	4,371
Staybridge Suites	211	14	22,662	1,462
Candlewood Suites	341	19	32,328	1,620
Other	84	6	21,700	2,582
	____	____	______	_____
Total	3,840	141	479,575	19,558
	____	____	______	_____
Analysed by ownership type
Franchised	3,548	71	422,230	5,015
Managed	287	70	55,715	14,543
Owned and leased	5	-	1,630	-
	____	____	______	_____
Total	3,840	141	479,575	19,558
	____	____	______	_____

1 Includes 23 Holiday Inn Resort properties (5,902 rooms) and 16 Holiday Inn Club Vacations properties (5,231 rooms) (2014: 20 Holiday Inn Resort properties (4,864 rooms) and 12 Holiday Inn Club Vacations properties (4,027 rooms)).

	Hotels		Rooms
Americas pipeline at 31 December	2015	Change over 2014	2015	Change over 2014

Analysed by brand
InterContinental	4	(3)	1,545	(792)
Kimpton	18	18	3,366	3,366
Crowne Plaza	15	(3)	2,490	(716)
Hotel Indigo	30	(1)	4,024	(235)
EVEN Hotels	8	5	1,262	678
Holiday Inn1	125	(14)	18,203	(1,952)
Holiday Inn Express	449	60	43,945	6,820
Staybridge Suites	105	15	11,230	1,636
Candlewood Suites	98	9	8,720	1,003
Other	13	3	1,599	381
	____	____	______	_____
Total	865	89	96,384	10,189
	____	____	______	_____
Analysed by ownership type
Franchised	809	69	85,863	6,883
Managed	55	20	10,319	3,308
Owned and leased	1	-	202	(2)
	____	____	______	_____
Total	865	89	96,384	10,189
	____	____	______	_____

1 Includes seven Holiday Inn Resort properties (1,657 rooms) (2014: nine Holiday Inn Resort properties (1,916 rooms)).

EUROPE
	12 months ended 31 December
	2015	2014	%
Europe results	$m	$m	change

Revenue
Franchised	104	104	-
Managed	131	159	(17.6)
Owned and leased	30	111	(73.0)
	____	____	____
Total	265	374	(29.1)
	____	____	____
Operating profit before exceptional items
Franchised	77	78	(1.3)
Managed	28	30	(6.7)
Owned and leased	1	14	(92.9)
	____	____	____
	106	122	(13.1)
Regional overheads	(28)	(33)	15.2
	____	____	____
Total	78	89	(12.4)
	____	____	____

Europe comparable RevPAR movement on previous year	12 months ended 31 December 2015

Franchised
All brands	5.3%

Managed
All brands	6.2%

Europe results
Franchised revenue remained flat at $104m, whilst operating profit decreased by $1m (1.3%) to $77m. On a constant currency basis, revenue and operating profit increased by $15m (14.4%) and $11m (14.1%) respectively, following the transition of UK managed hotels to franchise contracts.

Managed revenue decreased by $28m (17.6%) and operating profit decreased by $2m (6.7%). Revenue and operating profit included $75m (2014: $90m) and $1m (2014: $2m) respectively from managed leases. Excluding properties operated under this arrangement, and on a constant currency basis, revenue decreased by $2m (2.9%) and operating profit increased by $3m (10.7%), impacted by the transition of UK managed hotels to franchise contracts.

The one remaining hotel in the owned and leased estate, InterContinental Paris – Le Grand, was sold on 20 May 2015 for gross proceeds of €330m. Owned and leased revenue decreased by $81m (73.0%) to $30m and operating profit decreased by $13m (92.9%) to $1m.

	Hotels		Rooms
Europe hotel and room count at 31 December	2015	Change over 2014	2015	Change over 2014

Analysed by brand
InterContinental	32	2	9,886	514
Crowne Plaza	88	5	20,269	874
Hotel Indigo	19	2	1,790	222
Holiday Inn1	285	1	46,150	428
Holiday Inn Express	228	2	27,525	387
Staybridge Suites	6	1	877	93
Other	2	-	214	(15)
	____	____	______	_____
Total	660	13	106,711	2,503
	____	____	______	_____
Analysed by ownership type
Franchised	615	50	94,410	10,394
Managed	45	(36)	12,301	(7,421)
Owned and leased	-	(1)	-	(470)
	____	____	______	_____
Total	660	13	106,711	2,503
	____	____	______	_____

1 2015 and 2014 include two Holiday Inn Resort properties (212 rooms).

	Hotels		Rooms
Europe pipeline at 31 December	2015	Change over 2014	2015	Change over 2014

Analysed by brand
InterContinental	5	2	882	37
Crowne Plaza	11	(3)	2,673	(244)
Hotel Indigo	11	(1)	1,403	35
Holiday Inn	37	-	7,834	890
Holiday Inn Express	45	1	7,198	824
Staybridge Suites	4	-	511	97
Other	-	-	31	-
	____	____	______	_____
Total	113	(1)	20,532	1,639
	____	____	______	_____
Analysed by ownership type
Franchised	88	(7)	14,127	131
Managed	25	6	6,405	1,508
	____	____	______	_____
Total	113	(1)	20,532	1,639
	____	____	______	_____

ASIA, MIDDLE EAST AND AFRICA (AMEA)
	12 months ended 31 December
	2015	2014	%
AMEA results	$m	$m	change

Revenue
Franchised	16	16	-
Managed	189	187	1.1
Owned and leased	36	39	(7.7)
	____	____	____
Total	241	242	(0.4)
	____	____	____
Operating profit before exceptional items
Franchised	12	12	-
Managed	90	88	2.3
Owned and leased	3	3	-
	____	____	____
	105	103	1.9
Regional overheads	(19)	(19)	-
	____	____	____
Total	86	84	2.4
	____	____	____

AMEA comparable RevPAR movement on previous year	12 months ended 31 December 2015

Franchised
All brands	(0.5)%
Managed
All brands	5.4%

AMEA results
Franchised revenue and operating profit remained flat at $16m and $12m respectively. On a constant currency basis, revenue and operating profit increased by $1m (6.3%) and $1m (8.3%) respectively.

Managed revenue increased by $2m (1.1%) to $189m and operating profit increased by $2m (2.3%) to $90m. Comparable RevPAR increased by 5.4%, with the majority of rooms opening in the last quarter of 2015. Revenue and operating profit included $46m (2014: $41m) and $5m (2014: $4m) respectively from one managed lease property. Excluding results from this hotel and on a constant currency basis, revenue increased by $9m (6.2%), whilst operating profit increased by $6m (7.1%).

In the owned and leased estate, revenue decreased by $3m (7.7%) to $36m and operating profit remained flat at $3m. On a constant currency basis, revenue increased by $3m (7.7%) and operating profit increased by $1m (33.3%).

	Hotels		Rooms
AMEA hotel and room count at 31 December	2015	Change over 2014	2015	Change over 2014

Analysed by brand
InterContinental	68	1	21,238	(186)
Crowne Plaza	71	2	20,011	323
Hotel Indigo	1	1	192	192
Holiday Inn1	91	6	20,984	1,234
Holiday Inn Express	27	3	5,886	591
Staybridge Suites	3	-	425	-
Other	6	1	3,837	2,543
	____	____	______	_____
Total	267	14	72,573	4,697
	____	____	______	_____
Analysed by ownership type
Franchised	52	2	11,924	355
Managed	213	12	60,062	4,342
Owned and leased	2	-	587	-
	____	____	______	_____
Total	267	14	72,573	4,697
	____	____	______	_____

1 Includes 15 Holiday Inn Resort properties (3,169 rooms) (2014: 14 Holiday Inn Resort properties (3,003 rooms)).

	Hotels		Rooms
AMEA pipeline at 31 December	2015	Change over 2014	2015	Change over 2014

Analysed by brand
InterContinental	22	-	5,349	(455)
Crowne Plaza	19	3	5,301	889
Hotel Indigo	13	3	2,281	458
Holiday Inn1	45	(5)	11,529	(1,701)
Holiday Inn Express	43	4	9,344	1,167
Staybridge Suites	5	-	900	-
Other	-	-	3,512	3,512
	____	____	______	_____
Total	147	5	38,216	3,870
	____	____	______	_____
Analysed by ownership type
Franchised	8	-	2,179	425
Managed	139	5	36,037	3,445
	____	____	______	_____
Total	147	5	38,216	3,870
	____	____	______	_____

1 Includes four Holiday Inn Resort properties (1,071 rooms) (2014: seven Holiday Inn Resort properties (1,729 rooms)).

GREATER CHINA
	12 months ended 31 December
	2015	2014	%
Greater China results	$m	$m	Change

Revenue
Franchised	4	4	-
Managed	105	99	6.1
Owned and leased	98	139	(29.5)
	____	____	____
Total	207	242	(14.5)
	____	____	____
Operating profit before exceptional items
Franchised	5	5	-
Managed	59	63	(6.3)
Owned and leased	29	42	(31.0)
	____	____	____
	93	110	(15.5)
Regional overheads	(23)	(21)	(9.5)
	____	____	____
Total	70	89	(21.3)
	____	____	____

Greater China comparable RevPAR movement on previous year	12 months ended 31 December 2015

Managed
All brands	1.1%

Greater China results
Franchised revenue and operating profit remained flat at $4m and $5m respectively.

Managed revenue increased by $6m (6.1%) to $105m, whilst operating profit decreased by $4m (6.3%) to $59m, impacted by the investment in people capability and previously disclosed one-off upsides in 2014. Comparable RevPAR increased by 1.1%, whilst the Greater China System size grew by 10.4%, driving a 4.8% increase in total gross revenue derived from rooms business. Total gross revenue derived from non-rooms business increased by 7.9%, due primarily to increased food and beverage revenue. On a constant currency basis, revenue increased by $8m (8.1%) to $107m, whilst operating profit decreased by $3m (4.8%) to $60m.

The one remaining hotel in the owned and leased estate, InterContinental Hong Kong, was sold on 30 September 2015 for proceeds of $928m after final working capital adjustments and cash tax. Owned and leased revenue decreased by $41m (29.5%) to $98m and operating profit decreased by $13m (31.0%) to $29m.

	Hotels		Rooms
Greater China hotel and room count at 31 December	2015	Change over 2014	2015	Change over 2014

Analysed by brand
InterContinental	34	1	13,807	265
HUALUXE	3	3	798	798
Crowne Plaza	75	2	26,688	575
Hotel Indigo	5	-	611	(1)
Holiday Inn1	78	5	24,971	1,564
Holiday Inn Express	64	9	16,023	1,947
Other	6	4	2,611	2,167
	____	____	______	_____
Total	265	24	85,509	7,315
	____	____	______	_____
Analysed by ownership type
Franchised	4	-	2,184	-
Managed	261	25	83,325	7,818
Owned and leased	-	(1)	-	(503)
	____	____	______	_____
Total	265	24	85,509	7,315
	____	____	______	_____

1 Includes seven Holiday Inn Resort properties (2,235 rooms) (2014: six Holiday Inn Resort properties (1,825 rooms)).

	Hotels		Rooms
Greater China pipeline at 31 December	2015	Change over 2014	2015	Change over 2014

Analysed by brand
InterContinental	21	3	7,900	1,222
HUALUXE	21	(3)	6,632	(919)
Crowne Plaza	39	(5)	12,717	(2,084)
Hotel Indigo	9	(1)	1,500	(146)
Holiday Inn1	49	6	14,638	2,254
Holiday Inn Express	65	15	15,118	3,840
Other	1	1	279	279
	____	____	______	_____
Total	205	16	58,784	4,446
	____	____	______	_____
Analysed by ownership type
Managed	205	16	58,784	4,446
	____	____	______	_____
Total	205	16	58,784	4,446
	____	____	______	_____

1 Includes three Holiday Inn Resort properties (820 rooms) (2014: two Holiday Inn Resort properties (767 rooms)).

CENTRAL
	12 months ended 31 December
	2015	2014	%
Central results	$m	$m	change

Revenue	135	129	4.7
Gross central costs	(286)	(284)	(0.7)
	____	____	____
Net central costs	(151)	(155)	(2.6)
	____	____	____

Central results
Net central costs decreased by $4m (2.6%) compared to 2014 (a $5m or 3.2% increase to $160m at constant currency). Central revenue, which mainly comprises technology fee income, increased by $6m (4.7%) to $135m, driven by increases in both comparable RevPAR (4.4%) and IHG System size (4.8%) (3.2% excluding Kimpton). At constant currency, gross central costs increased by $13m (4.6%) compared to 2014 (a $2m or 0.7% increase at actual currency).

SYSTEM FUND
	12 months ended 31 December
	2015	2014	%
System Fund assessments	$m	$m	change

Assessment fees and contributions received from hotels	1,351	1,271	6.3
Proceeds from sale of IHG Rewards Club points	222	196	13.3
	____	____	____
Total	1,573	1,467	7.2
	____	____	____

System Fund assessments
In addition to franchise or management fees, hotels within the IHG System pay assessments and contributions (other than for Kimpton and InterContinental) which are collected by IHG for specific use within the System Fund. The System Fund also receives proceeds from the sale of IHG Rewards Club points. The System Fund is managed for the benefit of hotels in the IHG System with the objective of driving revenues for the hotels.

The System Fund is used to pay for marketing, the IHG Rewards Club loyalty programme and the Guest Reservation System. The operation of the System Fund does not result in a profit or loss for the Group and consequently the revenues and expenses of the System Fund are not included in the Group Income Statement.

In the year to 31 December 2015, System Fund income increased by 7.2% to $1,573m primarily as a result of a 6.3% increase in assessment fees and contributions from hotels resulting from increased hotel room revenues, reflecting increases in RevPAR and IHG System size. Continued strong performance in co-branded credit card schemes drove the 13.3% increase in proceeds from the sale of IHG Rewards Club points.

OTHER FINANCIAL INFORMATION

Exceptional operating items
Exceptional operating items totalled a net gain of $819m. The gain included $871m related primarily to the profit on sale of InterContinental Paris – Le Grand and InterContinental Hong Kong, and $9m related to the sale of an associate investment. Exceptional charges included $6m reorganisation costs relating to the completion of a project to implement more efficient processes and procedures in the Global Technology function; $5m corporate development costs; $10m Kimpton integration costs; and $36m impairment charges relating to two hotels in The Americas and an associate investment in the AMEA region.

Exceptional operating items are treated as exceptional by reason of their size or nature and are excluded from the calculation of adjusted earnings per ordinary share in order to provide a more meaningful comparison of performance.

Net financial expenses
Net financial expenses increased by $7m to $87m, reflecting the issue of £300m 3.75% public bonds in August 2015, that was used to refinance the bridging loan used to acquire Kimpton.

Financing costs included $2m (2014: $2m) of interest costs associated with IHG Rewards Club where interest is charged on the accumulated balance of cash received in advance of the redemption of points awarded. Financing costs in 2015 also included $20m (2014: $19m) in respect of the InterContinental Boston finance lease.

Taxation
The effective rate of tax on operating profit excluding the impact of exceptional items was 30% (2014: 31%). Excluding the impact of prior-year items, the equivalent tax rate would be 36% (2014: 35%). This rate is higher than the average UK statutory rate of 20.25% (2014: 21.5%), due mainly to certain overseas profits (particularly in the US) being subject to statutory rates higher than the UK statutory rate, unrelieved foreign taxes and disallowable expenses.

Taxation within exceptional items totalled a charge of $8m (2014: $29m). In 2015, the charge comprised $56m relating to the disposal of InterContinental Hong Kong and InterContinental Paris – Le Grand, a credit of $21m in respect of the 2014 disposal of an 80% interest in InterContinental New York Barclay reflecting the judgement that state tax law changes would now apply to the deferred gain, and credits of $27m for current and deferred tax relief on other operating exceptional items of current and prior years. In 2014, the charge comprised $56m relating to the disposal of an 80% interest in InterContinental New York Barclay, offset by a credit of $27m relating to a restructuring of the UK hotel portfolio and other reorganisation costs.

Net tax paid in 2015 totalled $110m (2014: $136m) including $1m (2014: $nil) in respect of disposals. Tax paid represents an effective rate of 8% (2014: 23%) on total profits and is lower than the effective income statement tax rate of 30% (2014: 31%) primarily due to exceptional accounting gains taxable on a deferred basis, without which the equivalent effective rate would be 20%. The remaining difference was primarily due to the impact of deferred taxes (including the realisation of assets such as tax losses), the receipt of refunds in respect of prior-years and provisions for tax for which no payment of tax has currently been made.

Dividends
The Board has proposed a final dividend per ordinary share of 57.5¢ (40.3p). With the interim dividend per ordinary share of 27.5¢ (17.7p), the full-year dividend per ordinary share for 2015 will total 85.0¢ (58.0p), an increase of 10.4% over 2014.

In February 2016, the Board proposed a $1.5bn return of funds to shareholders by way of a special dividend and share consolidation.

Earnings per ordinary share
Basic earnings per ordinary share increased by 228.5% to 520.0¢ from 158.3¢ in 2014. Adjusted earnings per ordinary share increased by 10.5% to 174.9¢ from 158.3¢ in 2014.

Share price and market capitalisation
The IHG share price closed at £26.58 on 31 December 2015, up from £25.95 on 31 December 2014. The market capitalisation of the Group at the year end was £6.3bn.

Capital structure and liquidity management
The Group successfully refinanced its bank debt in March 2015, putting in place a $1.275bn revolving syndicated bank facility which matures in March 2020 (the Syndicated Facility), with two one-year extension options exercisable in 2016 and 2017. The Group also put in place a $75m revolving bilateral facility (the Bilateral facility) in October 2015 which also matures in March 2020 and has two one-year extension options exercisable in 2016 and 2017. The facilities were undrawn at 31 December 2015.

The Syndicated and Bilateral facilities contain the same terms and two financial covenants; interest cover and net debt divided by earnings before interest, tax, depreciation and amortisation (EBITDA). The Group is in compliance with all of the financial covenants in its loan documents, none of which is expected to present a material restriction on funding in the near future.

In August 2015, the Group issued £300m of public bonds at a 3.750% coupon rate, the lowest funding rate the Group has achieved in the Sterling bond market. The bonds are repayable in 2025, extending the maturity profile of the Group’s debt. This is in addition to £250m of public bonds which are repayable on 9 December 2016 and £400m of public bonds which are repayable on 28 November 2022.

Additional funding is provided by the 99-year finance lease (of which 90 years remain) on InterContinental Boston and other uncommitted bank facilities. In the Group’s opinion, the available facilities are sufficient for the Group’s present liquidity requirements.

Net debt of $529m (2014: $1,533m) is analysed by currency as follows:

	2015	2014
	$m	$m

Borrowings
Sterling	1,405	1,028
US dollar	253	557
Euros	4	103
Other	4	7
Cash and cash equivalents
Sterling	(619)	(21)
US dollar	(460)	(54)
Euros	(15)	(25)
Canadian dollar	(8)	(14)
Chinese renminbi	(4)	(8)
Other	(31)	(40)
	____	____
Net debt	529	1,533
	____	____

Average debt levels	1,420	1,322
	____	____

INTERCONTINENTAL HOTELS GROUP PLC
GROUP INCOME STATEMENT
For the year ended 31 December 2015

	Year ended 31 December 2015			Year ended 31 December 2014
	Before exceptional items	Exceptional items (note 4)	Total	Before exceptional items	Exceptional items (note 4)	Total
	$m	$m	$m	$m	$m	$m

Revenue (note 3)	1,803	-	1,803	1,858	-	1,858
Cost of sales	(640)	-	(640)	(741)	-	(741)
Administrative expenses	(395)	(25)	(420)	(382)	(101)	(483)
Share of (losses)/profits of associates and joint ventures	(3)	-	(3)	(4)	-	(4)
Other operating income and expenses	11	880	891	16	130	146
	_____	____	____	_____	____	____
	776	855	1,631	747	29	776

Depreciation and amortisation	(96)	-	(96)	(96)	-	(96)
Impairment charges	-	(36)	(36)	-	-	-
	_____	____	_____	_____	____	____

Operating profit (note 3)	680	819	1,499	651	29	680
Financial income	5	-	5	3	-	3
Financial expenses	(92)	-	(92)	(83)	-	(83)
	_____	____	_____	_____	____	____

Profit before tax	593	819	1,412	571	29	600

Tax (note 5)	(180)	(8)	(188)	(179)	(29)	(208)
	_____	____	_____	_____	____	____
Profit for the year from continuing operations	413	811	1,224	392	-	392
	=====	====	=====	=====	====	====

Attributable to:
Equity holders of the parent	411	811	1,222	391	-	391
Non-controlling interest	2	-	2	1	-	1
	____	____	_____	____	____	____
	413	811	1,224	392	-	392
	====	====	=====	====	====	====

Earnings per ordinary share (note 6)
Continuing and total operations:
Basic			520.0¢			158.3¢
Diluted			513.4¢			156.4¢
Adjusted	174.9¢			158.3¢
Adjusted diluted	172.7¢			156.4¢
	=====		=====	=====		=====

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF COMPREHENSIVE INCOME
For the year ended 31 December 2015

	2015 Year ended 31 December $m	2014 Year ended 31 December $m

Profit for the year	1,224	392

Other comprehensive income

Items that may be subsequently reclassified to profit or loss:
Gains on valuation of available-for-sale financial assets, net of related tax charge of $nil (2014 $1m)	2	11
Exchange (losses)/gains on retranslation of foreign operations, net of related tax charge of $1m (2014 credit of $1m)	(2)	42
Exchange losses reclassified to profit on hotel disposal (note 9)	2	-
	_____	____
	2	53
Items that will not be reclassified to profit or loss:
Re-measurement gains/(losses) on defined benefit plans, net of related tax charge of $4m (2014 credit of $7m)	9	(18)
Tax related to pension contributions	7	2
	_____	____
	16	(16)

	_____	____
Total other comprehensive income for the year	18	37
	_____	____
Total comprehensive income for the year	1,242	429
	=====	====

Attributable to:
Equity holders of the parent	1,240	428
Non-controlling interest	2	1
	_____	_____
	1,242	429
	=====	=====

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CHANGES IN EQUITY
For the year ended 31 December 2015

	Year ended 31 December 2015
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the year	178	(2,539)	1,636	8	(717)

Total comprehensive income for the year	-	2	1,238	2	1,242
Movement in shares in employee share trusts	-	15	(62)	-	(47)
Equity-settled share-based cost	-	-	24	-	24
Tax related to share schemes	-	-	5	-	5
Equity dividends paid	-	-	(188)	-	(188)
Exchange adjustments	(9)	9	-	-	-
	_____	_____	_____	____	____
At end of the year	169	(2,513)	2,653	10	319
	=====	=====	=====	====	====

	Year ended 31 December 2014
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the year	189	(2,605)	2,334	8	(74)

Total comprehensive income for the year	-	53	375	1	429
Repurchase of shares	-	-	(110)	-	(110)
Transaction costs relating to shareholder returns	-	-	(1)	-	(1)
Movement in shares in employee share trusts	-	2	(60)	-	(58)
Equity-settled share-based cost	-	-	28	-	28
Tax related to share schemes	-	-	12	-	12
Equity dividends paid	-	-	(942)	(1)	(943)
Exchange adjustments	(11)	11	-	-	-
	_____	_____	____	____	____
At end of the year	178	(2,539)	1,636	8	(717)
	=====	=====	=====	====	====

*	Other reserves comprise the capital redemption reserve, shares held by employee share trusts, other reserves, unrealised gains and losses reserve and currency translation reserve.

All items above are shown net of tax.

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF FINANCIAL POSITION
31 December 2015
	2015 31 December	2014 31 December
	$m	$m
ASSETS
Property, plant and equipment	428	741
Goodwill and other intangible assets	1,226	643
Investment in associates and joint ventures	136	116
Trade and other receivables	3	3
Retirement benefit assets	-	8
Other financial assets	284	252
Non-current tax receivable	37	34
Deferred tax assets	49	87
	_____	_____
Total non-current assets	2,163	1,884
	_____	_____
Inventories	3	3
Trade and other receivables	462	448
Current tax receivable	4	4
Derivative financial instruments	-	2
Other financial assets	-	5
Cash and cash equivalents	1,137	162
	_____	_____
Total current assets	1,606	624
Assets classified as held for sale	-	310
	_____	_____
Total assets (note 3)	3,769	2,818
	=====	=====
LIABILITIES
Loans and other borrowings	(427)	(126)
Derivative financial instruments	(3)	-
Trade and other payables	(839)	(769)
Provisions	(15)	(1)
Current tax payable	(85)	(47)
	_____	_____
Total current liabilities	(1,369)	(943)
	_____	_____
Loans and other borrowings	(1,239)	(1,569)
Retirement benefit obligations	(129)	(146)
Trade and other payables	(578)	(627)
Provisions	-	(9)
Deferred tax liabilities	(135)	(147)
	_____	_____
Total non-current liabilities	(2,081)	(2,498)
Liabilities classified as held for sale	-	(94)
	_____	_____
Total liabilities	(3,450)	(3,535)
	=====	=====
Net assets/(liabilities)	319	(717)
	=====	=====
EQUITY
Equity share capital	169	178
Capital redemption reserve	11	12
Shares held by employee share trusts	(18)	(35)
Other reserves	(2,888)	(2,896)
Unrealised gains and losses reserve	113	111
Currency translation reserve	269	269
Retained earnings	2,653	1,636
	_____	_____
IHG shareholders’ equity	309	(725)
Non-controlling interest	10	8
	_____	_____
Total equity	319	(717)
	=====	=====

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CASH FLOWS
For the year ended 31 December 2015

	2015 Year ended 31 December	2014 Year ended 31 December
	$m	$m

Profit for the year	1,224	392
Adjustments reconciling profit for the year to cash flow from operations (note 10)	(414)	361
	_____	_____
Cash flow from operations	810	753
Interest paid	(75)	(76)
Interest received	2	2
Tax paid on operating activities	(109)	(136)
	_____	_____
Net cash from operating activities	628	543
	_____	_____
Cash flow from investing activities
Purchase of property, plant and equipment	(42)	(84)
Purchase of intangible assets	(157)	(162)
Investment in other financial assets	(28)	(5)
Investment in associates and joint ventures	(30)	(15)
Loan advances to associates and joint ventures	(25)	(3)
Acquisition of business, net of cash acquired (note 8)	(438)	-
Capitalised interest paid	(4)	(2)
Disposal of hotel assets, net of costs and cash disposed (note 9)	1,277	345
Proceeds from other financial assets	6	49
Loan repayments by associates and joint ventures	22	-
Proceeds from disposal of associates and joint ventures	9	-
Tax paid on disposals	(1)	-
	_____	_____
Net cash from investing activities	589	123
	_____	_____
Cash flow from financing activities
Purchase of own shares	-	(110)
Purchase of own shares by employee share trusts	(47)	(68)
Dividends paid to shareholders	(188)	(942)
Dividend paid to non-controlling interests	-	(1)
Transaction costs relating to shareholder returns	-	(1)
Issue of long-term bonds	458	-
Other new borrowings	400	-
New borrowings repaid	(400)	-
(Decrease)/increase in other borrowings	(355)	382
Proceeds from foreign exchange swaps	22	-
Close-out of currency swaps	-	4
	_____	_____
Net cash from financing activities	(110)	(736)
	_____	_____
Net movement in cash and cash equivalents in the year	1,107	(70)
Cash and cash equivalents, net of overdrafts, at beginning of the year	55	134
Exchange rate effects	(64)	(9)
	_____	_____
Cash and cash equivalents, net of overdrafts, at end of the year	1,098	55
	_____	_____

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE PRELIMINARY FINANCIAL STATEMENTS

1.	Basis of preparation

The audited consolidated financial statements of InterContinental Hotels Group PLC (the Group or IHG) for the year ended 31 December 2015 have been prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union and as applied in accordance with the provisions of the Companies Act 2006.   Other than the changes listed below, they have been prepared on a consistent basis using the accounting policies set out in the InterContinental Hotels Group PLC Annual Report and Financial Statements for the year ended 31 December 2014.

With effect from 1 January 2015, the Group has adopted Amendments to IAS 19 ‘Defined Benefit Plans: Employee Contributions’, and Annual Improvements to IFRSs 2010 – 2012 Cycle and 2011 – 2013 Cycle. The adoption of these amendments has had no material impact on the consolidated financial statements.

2.	Exchange rates

The results of operations have been translated into US dollars at the average rates of exchange for the year. In the case of sterling, the translation rate is $1= £0.65 (2014 $1=£0.61). In the case of the euro, the translation rate is $1 = €0.90 (2014 $1 = €0.75).

Assets and liabilities have been translated into US dollars at the rates of exchange on the last day of the year. In the case of sterling, the translation rate is $1=£0.68 (2014 $1 = £0.64). In the case of the euro, the translation rate is $1 = €0.92 (2014 $1 = €0.82).

3.	Segmental information

	Revenue
		2015	2014
		$m	$m

	Americas	955	871
	Europe	265	374
	AMEA	241	242
	Greater China	207	242
	Central	135	129
		_____	_____
	Total revenue	1,803	1,858
		=====	====

	All results relate to continuing operations.

Profit	2015 $m	2014 $m

Americas	597	544
Europe	78	89
AMEA	86	84
Greater China	70	89
Central	(151)	(155)
	_____	____
Reportable segments’ operating profit	680	651
Exceptional operating items (note 4)	819	29
	_____	____
Operating profit	1,499	680

Net finance costs	(87)	(80)
	_____	____
Profit before tax	1,412	600
	=====	====

All results relate to continuing operations.

Assets	2015 $m	2014 $m

Americas	1,355	919
Europe	383	626
AMEA	260	244
Greater China	148	394
Central	396	346
	_____	____
Segment assets	2,542	2,529

Unallocated assets:
Non-current tax receivable	37	34
Deferred tax assets	49	87
Current tax receivable	4	4
Derivative financial instruments	-	2
Cash and cash equivalents	1,137	162
	_____	____
Total assets	3,769	2,818
	=====	====

4.	Exceptional items
		2015 $m	2014 $m
	Exceptional operating items
	Administrative expenses:
	Venezuelan currency losses (a)	(4)	(14)
	Reorganisation costs (b)	(6)	(29)
	Corporate development costs (c)	(5)	-
	Kimpton acquisition costs (d)	-	(7)
	Kimpton integration costs (e)	(10)	-
	Pension settlement cost (f)	-	(6)
	UK portfolio restructuring (g)	-	(45)
		_______	_______
		(25)	(101)
	Other operating income and expenses:
	Gain on disposal of hotels (note 9)	871	130
	Gain on disposal of investment in associate (h)	9	-
		_____	____
		880	130
	Impairment charges:
	Property, plant and equipment (i)	(27)	-
	Associates (j)	(9)	-
		_____	____
		(36)	-
		_____	____
		819	29
		=====	====
	Tax
	Tax on exceptional operating items (k)	(8)	(29)
		=====	====

All items above relate to continuing operations. These items are treated as exceptional by reason of their size or nature.
a)
Arises from changes to the Venezuelan exchange rate mechanisms and the adoption of the SIMADI exchange rate in 2015 and the SICAD II exchange rate in 2014, these being the most accessible exchange rates open to the Group for converting its bolivar earnings into US dollars.  The exceptional losses arise from the re-measurement of the Group’s bolivar assets and liabilities to the relevant exchange rates, being approximately $1 = 190VEF on adoption of SIMADI and approximately $1 = 50VEF on adoption of SICAD II.  The Group has used the SIMADI exchange rate for translating the results of its Venezuelan operations since 1 April 2015.

b)
Relates to the implementation of more efficient processes and procedures in the Group’s Global Technology infrastructure to help mitigate future cost increases, together with, in 2014, costs incurred in introducing a new HR operating model across the business to provide enhanced management information and more efficient processes.  These restructuring programmes have now been completed.

c)	Primarily legal costs related to development opportunities.
d)	Related to acquisition transaction costs incurred in the period to 31 December 2014 on the acquisition of Kimpton, which completed on 16 January 2015 (see note 8).
e)	Relates to the initial costs of integrating Kimpton into the operations of the Group. The integration programme remains in progress and further costs will be incurred in 2016.
f)	In 2014, resulted from the partial cash-out of the UK unfunded pension arrangements.
g)	Related to the costs of securing a restructuring of the UK hotel portfolio which resulted in the transfer of 61 managed hotels to franchise contracts.
h)	Relates to the disposal of an associate investment in the AMEA region.
i)	An impairment charge of $27m has been recognised during the year relating to two hotels in North America following a re-assessment of their recoverable amounts.
j)	An impairment charge of $9m has been recognised during the year relating to an associate investment in the AMEA region following a re-assessment of its recoverable amount.
k)
In 2015, comprises a charge of $56m relating to disposal of hotels, a credit of $21m in respect of the 2014 disposal of an 80.1% interest in InterContinental New York Barclay reflecting the judgment that state tax law changes would now apply to the deferred gain, and credits of $27m for current and deferred tax relief on other operating exceptional items of current and prior periods.  In 2014, the charge comprised $56m relating to the disposal of an 80.1% interest in InterContinental New York Barclay offset by a credit of $27m relating to a restructuring of the UK hotel portfolio and other reorganisation costs.

5.	Tax
The tax charge on profit from continuing operations, excluding the impact of exceptional items (note 4), has been calculated using a tax rate of 30% (2014 31%) analysed as follows:

Year ended 31 December	2015	2015	2015	2014	2014	2014
	Profit $m	Tax $m	Tax rate	Profit $m	Tax $m	Tax rate

Before exceptional items	593	(180)	30%	571	(179)	31%
Exceptional items	819	(8)		29	(29)
	____	____		____	____
	1,412	(188)		600	(208)
	====	====		====	====
Analysed as:
UK tax		(2)			(5)
Foreign tax		(186)			(203)
		____			____
		(188)			(208)
		====			=====

6.	Earnings per ordinary share

Basic earnings per ordinary share is calculated by dividing the profit for the year available for IHG equity holders by the weighted average number of ordinary shares, excluding investment in own shares, in issue during the year.

Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share awards outstanding during the year.

Adjusted earnings per ordinary share is disclosed in order to show performance undistorted by exceptional items, to give a more meaningful comparison of the Group’s performance.

Continuing and total operations	2015	2014

Basic earnings per ordinary share
Profit available for equity holders ($m)	1,222	391
Basic weighted average number of ordinary shares (millions)	235	247
Basic earnings per ordinary share (cents)	520.0	158.3
	====	====
Diluted earnings per ordinary share
Profit available for equity holders ($m)	1,222	391
Diluted weighted average number of ordinary shares (millions)	238	250
Diluted earnings per ordinary share (cents)	513.4	156.4
	====	====
Adjusted earnings per ordinary share
Profit available for equity holders ($m)	1,222	391
Adjusting items (note 4):
Exceptional operating items ($m)	(819)	(29)
Tax on exceptional operating items ($m)	8	29
	____	____
Adjusted earnings ($m)	411	391
Basic weighted average number of ordinary shares (millions)	235	247
Adjusted earnings per ordinary share (cents)	174.9	158.3
	====	====
Diluted weighted average number of ordinary shares (millions)	238	250
Adjusted diluted earnings per ordinary share (cents)	172.7	156.4
	=====	====
The diluted weighted average number of ordinary shares is calculated as:
	2015 millions	2014 millions
Basic weighted average number of ordinary shares	235	247
Dilutive potential ordinary shares	3	3
	____	____
	238	250
	_____	_____

7.	Dividends and shareholder returns
		2015 cents per share	2014 cents per share	2015 $m	2014 $m
	Paid during the year:
	Final (declared for previous year)	52.0	47.0	125	122
	Interim	27.5	25.0	63	57
	Special	-	293.0	-	763
		____	____	____	____
		79.5	365.0	188	942
		====	====	====	====

	Proposed for approval at the Annual General Meeting (not recognised as a liability at 31 December)
	Final	57.5	52.0	135	122
		====	====	====	====
In February 2016, the Board proposed a $1.5bn return of funds to shareholders by way of a special dividend with a share consolidation.

8.	Acquisition of business

On 16 January 2015, the Group acquired a 100% ownership interest in Kimpton Hotel & Restaurant Group, LLC (‘Kimpton’), an unlisted company based in the US.  Kimpton is the world’s largest independent boutique hotel operator and the acquisition makes IHG the market leader in the boutique segment.

The fair values of the identifiable assets and liabilities of Kimpton at the date of acquisition were as follows:

$m

Identifiable intangible assets:
Brands	193
Management contracts	71
Software	2
Property, plant and equipment	3
Other financial assets	10
Trade and other receivables	29
Cash and cash equivalents	3
Trade and other payables	(27)
Non-current liabilities	(10)
____
Net identifiable assets acquired	274
Goodwill	167
____
Total purchase consideration	441
====
Net cash outflow arising on acquisition:

Cash consideration, including working capital payment of $11m	441
Less: cash and cash equivalents acquired	(3)
____
438
====

The goodwill is mainly attributable to the growth opportunities identified for the acquired business, both in the US and globally, plus cost synergies expected to arise. The amount of goodwill that is expected to be deductible for income tax purposes is $164m.

Included in trade and other receivables are trade receivables with a gross contractual value of $26m, which are expected to be collectable in full. The fair value of trade receivables approximates the book value of $26m.

No contingent liabilities were recognised as a result of the acquisition.

Kimpton contributed revenue of $59m and operating profit of $18m for the period between the date of acquisition and the balance sheet date. The results of Kimpton are included in the Americas managed business segment.

If the acquisition had taken place at 1 January 2015, there would have been no material difference to reported Group revenue and operating profit for the year ended 31 December 2015.

Integration costs of $10m were charged to exceptional administrative expenses in the year ended 31 December 2015.  Acquisition transaction costs of $7m were charged to exceptional administrative expenses in the year ended 31 December 2014.

9.	Disposal of hotel assets

During the year ended 31 December 2015, the Group sold the InterContinental Paris – Le Grand on 20 May 2015, and the InterContinental Hong Kong on 30 September 2015.

Principal disposals during the year ended 31 December 2014 were the sale of the InterContinental Mark Hopkins San Francisco on 27 March 2014 and the disposal of an 80.1% interest in the InterContinental New York Barclay on 31 March 2014.

		2015	2014
		$m	$m
	Net assets disposed:
	Property, plant and equipment	6	110
	Non-current assets held for sale	577	228
	Other financial asset	-	5
	Other assets held for sale, including cash and cash equivalents	43	-
	Net current liabilities	-	(4)
	Borrowings	(2)	-
	Deferred tax liability held for sale	(66)	-
	Other liabilities held for sale	(48)	-
		_____	____
		510	339

	Gain on disposal of hotels	871	130
	Exchange losses reclassified from currency translation reserve	2	-
		_____	____
	Total consideration	1,383	469
		=====	====
	Satisfied by:
	Cash consideration, net of costs paid	1,289	345
	Other financial assets	-	52
	Intangible assets – management contracts	97	50
	Investment in associate	-	22
	Accrued disposal costs	(3)	-
		_____	____
		1,383	469
		=====	====

Net cash inflow arising on disposals:
Current year disposals:
Cash consideration, net of costs paid	1,289	345
Less: cash and cash equivalents disposed	(11)	-
Prior year disposals - costs paid	(1)	-
	_____	____
	1,277	345
	=====	====

10.	Reconciliation of profit for the year to cash flow from operations
		2015	2014
		$m	$m

	Profit for the year	1,224	392
	Adjustments for:
	Net financial expenses	87	80
	Income tax charge	188	208
	Depreciation and amortisation	96	96
	Impairment	36	-
	Other exceptional operating items	(855)	(29)
	Equity-settled share-based cost	19	21
	Dividends from associates and joint ventures	5	2
	Other items	6	4
	Net change in loyalty programme liability and System Fund surplus	42	58
	Other changes in net working capital	11	43
	Utilisation of provisions	-	(2)
	Retirement benefit contributions, net of costs	(4)	(6)
	Cash flows relating to exceptional operating items	(45)	(114)
		_____	______
	Total adjustments	(414)	361
		_____	______
	Cash flow from operations	810	753
		=====	======

11.	Net debt
		2015	2014
		$m	$m

	Cash and cash equivalents	1,137	162
	Loans and other borrowings – current	(427)	(126)
	Loans and other borrowings – non-current	(1,239)	(1,569)
		_____	_____
	Net debt	(529)	(1,533)
		=====	=====
	Finance lease obligation included above	(224)	(218)
		_____	_____

12.	Movement in net debt
		2015	2014
		$m	$m

	Net increase/(decrease) in cash and cash equivalents, net of overdrafts	1,107	(70)
	Add back cash flows in respect of other components of net debt:
	Issue of long-term bonds	(458)	-
	Other new borrowings	(400)	-
	New borrowings repaid	400	-
	Decrease/(increase) in other borrowings	355	(382)
	Close-out of currency swaps	-	(4)
		_____	_____
	Decrease/(increase) in net debt arising from cash flows	1,004	(456)

	Non-cash movements:
	Finance lease obligations	(6)	(3)
	Increase in accrued interest	(7)	-
	Exchange and other adjustments	13	79
		_____	_____
	Decrease/(increase) in net debt	1,004	(380)

	Net debt at beginning of the year	(1,533)	(1,153)
		_____	_____
	Net debt at end of the year	(529)	(1,533)
		=====	=====

13.	Loyalty programme liability

Following the announcement on 14 April 2015 of the introduction of an expiration policy for points earned under the Group’s loyalty programme, IHG Rewards Club, the Group released $156m from the programme’s future redemption liability. The amount released was based on the advice of an external actuary who used statistical models to estimate the impact of the programme change on members’ behaviour.  The liability release resulted in a corresponding increase in the System Fund surplus which is also recorded on the Group statement of financial position.

14.	Commitments and contingencies

At 31 December 2015, the amount contracted for but not provided for in the financial statements for expenditure on property, plant and equipment and intangible assets was $76m (2014 $117m).  The Group has also committed to invest in a number of its associates, with an estimated outstanding commitment of $45m at 31 December 2015 (2014 $89m) based on current forecasts.

At 31 December 2015, the Group had no contingent liabilities (2014 $nil).

In limited cases, the Group may provide performance guarantees to third-party hotel owners to secure management contracts.  At 31 December 2015, the amount provided in the financial statements was $1m (2014 $2m) and the maximum unprovided exposure under such guarantees was $13m (2014 $29m).

The Group may guarantee loans made to facilitate third-party ownership of hotels in which the Group has an equity interest.  At 31 December 2015, there were guarantees of $30m in place (2014 $20m).

In connection with an associate investment, the Group has provided an indemnity to its joint venture partner for 100% of the obligations related to a $43m supplemental bank loan made to the associate on 31 December 2015.

From time to time, the Group is subject to legal proceedings the ultimate outcome of each being always subject to many uncertainties inherent in litigation.  The Group has also given warranties in respect of the disposal of certain of its former subsidiaries.  It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, it is not possible to quantify any loss to which these proceedings or claims under these warranties may give rise, however, as at the date of reporting, the Group does not believe that the outcome of these matters will have a material effect on the Group’s financial position.

15.	Group financial statements

The preliminary statement of results was approved by the Board on 22 February 2016. The preliminary statement of results does not represent the full Group financial statements of InterContinental Hotels Group PLC and its subsidiaries which will be delivered to the Registrar of Companies in due course. The financial information for the year ended 31 December 2014 has been extracted from the IHG Annual Report and Financial Statements for that year as filed with the Registrar of Companies.

Auditor’s review
The auditors, Ernst & Young LLP, have given an unqualified report under Chapter 3 of Part 16 of the Companies Act 2006 in respect of the full Group financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ H. Patel
Name:	H. PATEL
Title:	COMPANY SECRETARIAL OFFICER

Date:	23 February 2016